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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 51324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Avenue Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square, 4th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James R. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Avenue Securities LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Controller
Title



Notary Public

LESLIE LAWRENCE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6229069
Qualified in Kings County
My Commission Expires October 04, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


pwc

Report of Independent Registered Public Accounting Firm

To the Management of
Park Avenue Securities LLC:

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of Park Avenue Securities LLC (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Park Avenue Securities LLC
Table of Contents
December 31, 2015

Park Avenue Securities LLC
Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 22,231,361
Cash segregated under federal regulations	1,000
Investments at fair value	1,503
Deposits with clearing organizations	270,000
Receivable from broker-dealer	1,919,696
Receivable from registered representatives, less allowance for bad debts of $154,033	1,114,752
Commissions receivable	8,216,401
Deferred tax asset	66,561
Other assets	640,578
Total assets	$ 34,461,852
Liabilities and Member's Equity	
Due to Guardian Life	$ 2,547,328
Commissions payable	10,200,903
Other liabilities	1,206,504
Total liabilities	13,954,735
Member's equity	20,507,117
Total liabilities and member's equity	$ 34,461,852

1. Organization and Nature of Business

Park Avenue Securities LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is also a registered investment advisor under the Investment Advisers Act of 1940. The Company is a Delaware Limited Liability Company that is a wholly owned subsidiary of The Guardian Insurance and Annuity Company, Inc. ("GIAC"), which is ultimately a wholly owned subsidiary of Guardian Life Insurance Company of America ("Guardian Life").

The Company, through its parent, GIAC, employs agencies as its distribution system through which all securities transactions are conducted. All agencies are subject to an Agency Agreement with GIAC that outlines the rights and responsibilities of GIAC and its affiliates, such as the Company, and agencies and its employees. Registered representatives and investment advisors are agency employees whose rights and responsibilities are governed by a Registered Representative Agreement and Investment Advisor Representative Agreement, respectively, by and between the Company and the representative.

The Company's business as a securities broker-dealer consists of selling products currently offered by GIAC and RS Funds Distributor LLC ("RSFD"), both affiliated entities, as well as third party sponsors to retail customers. Such products include mutual funds, variable annuities, variable life insurance, 401(k) plans and investment advisory services. Brokerage transactions are executed by the Company on behalf of its customers, and are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing LLC (the "Clearing Broker"). The Company does not carry customer accounts or perform custodial functions related to customer securities. Direct customer transactions are executed by third party sponsors on behalf of the customers. The Company also acts as a broker in the purchase and sale of securities which are conducted, as agent, on a give-up basis.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit with banks and highly liquid investments with an original maturity of three months or less. They are reported in the statement of financial condition at cost, which approximates fair value because of the relatively short period of time between their origination and expected maturity.

Cash segregated under federal regulations represents an account segregated for the benefit of the customers.

Receivable from Broker-Dealer

The Company clears certain customer transactions through the Clearing Broker. The Receivable from broker-dealer at December 31, 2015 includes advisory fees, annual account fees and non-proprietary trail commission receivable.

Commissions Receivable

All transactions other than those cleared through the Clearing Broker represent activity conducted directly between the client and third party sponsors. Commissions receivable include investment advisory service fees receivable from turnkey asset management programs (TAMPs), direct sponsor trailing commissions from mutual funds and revenue sharing receipts.

Receivable from Registered Representatives

Receivable from registered representatives relate to annual fees charged for support functions, such as technology tools, licensing, compliance and regulatory oversight, and administrative services. Receivables are stated net of an allowance for doubtful accounts, which is estimated based upon the evaluation of accounts receivable aging, specific exposures and historical trends.

Due to Guardian Life Insurance Company of America

Amounts payable consist of general operating expenses payable and income tax receivable from Guardian Life.

Commissions payable

The Company remits commissions payments to the registered representatives on behalf of the general agents. Commissions payable represents balances owed to the registered representatives at December 31, 2015.

Income Taxes

The Company is organized as a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company's results are included in GIAC's federal income tax return, which is ultimately included in the consolidated federal income tax return of Guardian Life. The Internal Revenue Code (the "Code") limits the amount of non-life insurance losses that may offset life insurance company taxable income. The consolidated income tax liability is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that each member of the group is allocated its share of the consolidated provision or benefit, determined generally on a separate company basis, but may, where applicable recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated group. For state tax purposes, since GIAC is an insurance company, it is generally subject to tax on gross premium rather than tax on income. However, in those years where GIAC is subject to a state income tax, such income will be subject to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return.

Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any

adjustments to such estimates from prior years. Deferred federal income tax assets ("DTA's") and liabilities ("DTL's") are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities.

The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. The amount of tax benefit recognized for an uncertain tax position is the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits are included within the Statement of Financial Condition and are charged to earnings in the period that such determination is made.

Recent Accounting Pronouncements

Presentation of Financial Statements – Going Concern – Disclosure of uncertainties about an entity's ability to continue as a going concern

In August 2014, the FASB issued guidance to require disclosure of uncertainties about an entity's ability to continue as a going concern. Under this guidance, an entity is required to evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued. The guidance also requires management to disclose certain information depending on the results of the going concern evaluation. The guidance is effective for annual periods ending after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

Intangibles - Goodwill and Other - Internal-Use Software

In April 2015, the FASB issued guidance related to internal-use software. Under this guidance, an entity's software licenses contained in a cloud computing arrangement should be capitalized if the customer has the right to take possession of the software and the ability to run the software outside of the cloud computing arrangement. The guidance is effective for annual periods beginning after December 15, 2015 and may be adopted prospectively or retrospectively. Early adoption is permitted. The Company is currently assessing the impact of the guidance on the Company's financial statements.

3. Related Party Transactions

Pursuant to an expense sharing agreement, Guardian Life charges the Company for the services of certain employees of Guardian Life engaged in the Company's business and for the Company's use of Guardian Life's centralized services such as equipment, data processing and communications. . The total payable under this agreement at December 31, 2015 was $3,026,237.

Refer to Note 6 for Income Tax related party transactions.

During the year, the Company earned revenues from GIAC for sales of GIAC's variable annuity and variable life insurance products. At December 31, 2015, the receivable for such revenues was $9,533 and is included in Commissions receivable.

During the year, the Company earned revenues from RSFD for selling shares of RS Funds. At December 31, 2015, the receivable for such revenues was $67,726 and is included in Commissions receivable.

4. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1 – inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting date.

Level 2 – inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – significant inputs are unobservable where there is little or no market activity for the asset or liability and the Company makes estimates and assumptions based on internally derived information and other analytical techniques.

The following table summarizes the Company's financial instruments not carried at fair value on the Statement of Financial Condition by their fair value hierarchy levels as of December 31, 2015:

	For the Year Ended December 31, 2015				
Assets	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and cash equivalents	$ 22,231,361	$ 22,231,361	$ -	$ -	$ 22,231,361
Cash segregated under federal regulations	1,000	1,000		-	1,000
Deposits with clearing organizations	270,000	-	270,000	-	270,000
Receivable from broker-dealer	1,919,696	-	1,919,696	-	1,919,696
Receivable from registered representatives	1,114,752	-	1,114,752	-	1,114,752
Commissions receivable	8,216,401	-	8,216,401	-	8,216,401
	$ 33,753,210	$ 22,232,361	$ 11,520,849	$ -	$ 33,753,210

Liabilities	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Commissions payable	$ 10,200,903	$ -	$ 10,200,903	$ -	$ 10,200,903
Due to GLIC	2,547,328	-	2,547,328	-	2,547,328
Other liabilities	1,206,504	-	1,206,504	-	1,206,504
	$ 13,954,735	$ -	$ 13,954,735	$ -	$ 13,954,735

In determining fair value, the carrying value of Cash and cash equivalents, Cash segregated under federal regulations, and receivable and payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity.

5. Other Liabilities

Other liabilities include reserves for litigation and unpaid operating expenses.

In January 2015, a plaintiff filed for FINRA arbitration in Pennsylvania alleging that PAS registered representatives recommended unsuitable products in order to maximize commissions, and that PAS was negligent and failed to properly supervise its representatives. The plaintiff asserted that the unsuitable products resulted in $80,000 in insurance policy surrender charges, and tax liabilities of $215,000 and $140,000 in 2013 and 2014, respectively. As of December 31, 2015, the Company has accrued $60,000 in Other liabilities, as its estimate of the probable contingent loss.

In March 2015, claimants filed a FINRA Statement of Claim in New York alleging that a former PAS registered representative recommended unsuitable products in order to maximize commissions, and that PAS was negligent and failed to properly supervise its representative. Claimant initially demanded compensatory and punitive damages in excess of $300,000, and subsequently made a settlement demand of $240,000. As of December 31, 2015, the Company has accrued $185,000 in Other liabilities, as its estimate of the probable contingent loss.

6. Income Taxes

The components of the net deferred tax asset as of December 31, 2015 were as follows:

Deferred Tax Assets	**12/31/2015**
Reserve for Litigation	$92,750
Restructuring Fees	5,561
Allowance for Bad Debt	53,906
Unrealized Losses	94
Total Deferred Tax Assets	$152,311
Deferred Tax Liabilities	
Contingent insurance receivable	$85,750
Total Deferred Tax Liabilities	$85,750
Net Deferred Tax Asset	$66,561

The Company's management has concluded that the deferred income tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

At December 31, 2015, the Company recorded a current federal income tax receivable of $478,909 due from Guardian Life in the accompanying Statement of Financial Condition and is included in due to Guardian Life.

Contingent Tax Liabilities

The Company files a consolidated U.S. federal income tax return with Guardian Life. The Company's federal income tax returns are routinely audited by the IRS and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits through 2011. There were no material effects on the Company's consolidated financial position and results of operations as a result of these audits.

7. Regulatory Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2015, the Company had net capital of $8,398,612, which was $7,436,370 above the $962,242 required to be maintained. The ratio of aggregate indebtedness to net capital was 1.7 to 1. The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

8. Off-Balance Sheet Risk

In the normal course of business, securities transactions of customers are introduced and cleared through a Clearing Broker. Pursuant to an agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for certain losses that result from transactions with such customers.

Direct customer transactions executed by third party sponsors on behalf of the customers may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations and the Company has to sell the investment product at a loss.

The Company's policy is to monitor its customer and counter-party risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company, in its normal course of business, may enter into other legal contracts that contain several of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

9. Contingencies

The Company is subject to claims and lawsuits that arise in the ordinary course of business. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any pending matter would be material to the earnings, financial condition, or cash flows of the Company. However, predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of similar cases; available defenses, including potential opportunities to dispose of a case on the merits of procedural grounds before trial (e.g., motions to dismiss for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; potential opportunities for settlement and the status of any settlement discussions; and potential insurance coverage and indemnification. It may not be possible to reasonably estimate potential liability, if any, or a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which include novel or unsettled questions of law.

Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available. To the extent that the Company has outstanding claims, the Company maintains various forms of insurance that sufficiently mitigates potential losses.

10. Subsequent Events

The following events occurred subsequent to December 31, 2015, and were reflected as adjusting subsequent events in the Statement of Financial Condition.

On February 8, 2016, the Company settled FINRA claim in New York for $185,000. The settlement has been paid and reimbursed in full through the Company's Errors and Omissions policy.

Additionally, the Company has agreed in principal to settle the FINRA Arbitration in Pennsylvania for $60,000. The settlement will be paid and reimbursed in full through the Company's Errors and Omissions policy.